                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF JULY 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F       X      Form 40-F
                            -----------            ------------

                 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                No        X
                      -----------        -----------

                 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
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[CNH LOGO]



                                                   NEWS RELEASE



CNH BOARD OF DIRECTORS TO CONVENE SHAREHOLDER MEETING


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

Lake Forest, IL (July 24, 2002) The board of directors of CNH Global N.V. (NYSE:CNH) has announced an extraordinary general meeting of the company's shareholders for the purpose of filling the vacancy left by the resignation of Paolo Cantarella from the company's board of directors. Under Dutch law, the appointment of new board members requires the approval of the shareholders. The meeting will be held on Tuesday, September 3, 2002 at the company's registered offices in the Netherlands.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.



       [ ] CNH Global N.V. Global Management Office 100 South Saunders Rd,
              Lake Forest, IL 60045 U.S.A. http://www.cnh.com [ ]
                                           ------------------








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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                  CNH Global N.V.



                                  By:  /S/  Debra E. Kuper
                                          -------------------------------------
                                            Debra E. Kuper
                                            Assistant Secretary



July 25, 2002